May 29, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Mr. Wilson K. Lee

Re:  Response to Brauvin Real Estate Fund, L.P. 4 (the
"Partnership") comment letter

Dear Mr. Lee:

This is in response to the Commission's comment letter dated
May 14, 2007.

     Item 1. In the Partnership's filings, the Evaluation of Disclosure Controls and Procedures will be made as of the end of the period covered by the report.

     Item 2. The Partnership does not have any employees and as such the individuals associated with the corporate general partner of the Partnership, Brauvin Ventures, Inc. sign the report in their capacity as officers. We feel that this presentation accurately reflects that association between Brauvin Ventures, Inc. and the Partnership.

As you requested in your letter, please accept the following statements from the Partnership acknowledging that:

     The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.

     The Partnership understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

     Sincerely,


     Thomas E. Murphy
     Chief Financial Officer
     Brauvin Ventures, Inc.